

09056920

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66364

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/2008__ AND ENDING __12/31/2008__
　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: __Maitland Securities, INC__

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__1309 Sweetwater Club Blvd__
(No. and Street)

__Longwood__ __FL__ __32779__
(City)　　　　　(State)　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Mr. George Noga__ __407-869-4707__
　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Schafer, Tschopp, Whitcomb, Mitchell & Sheridan LLP__
(Name – if individual, state last, first, middle name)

__2600 Maitland Center Parkway #330__ __Maitland__ __FL__ __32751__
(Address)　　　　　　　　　(City)　　　　　(State)　　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, ___George Noga_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Maitland Securities, Inc_____ , as of ___December 31_____, 20_08___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___N/A_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHAFER, TSCHOPP, WHITCOMB, MITCHELL & SHERIDAN, LLP

Certified Public Accountants

2600 Maitland Center Parkway, Suite 330
Maitland, Florida 32751
Phone: (407) 875-2760
Fax: (407) 875-2762

541 S. Orlando Avenue, Suite 300
Maitland, Florida 32751
Phone: (407) 839-3330
Fax: (407) 839-3660

Thomas R. Tschopp, CPA
Tom V. Whitcomb, CPA

Michael R. Schafer, CPA
Joseph P. Mitchell, CPA
Stephen J. Sheridan, CPA
Daniel M. Hinson, CPA

Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Maitland Securities, Inc.

In planning and performing our audit of the financial statements of Maitland Securities, Inc. (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3(e)

2. Making the quarterly securities examination, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schafer, Tschopp, Whitcomb, Mitchell & Sheridan, LLP

Maitland, Florida
January 21, 2009

MAITLAND SECURITIES, INC.

Financial Statements

December 31, 2008

Maitland Securities, Inc.

Financial Statements

December 31, 2008

(With Independent Auditors' Report Thereon)

MAITLAND SECURITIES, INC.

Table of Contents

SCHAFER, TSCHOPP, WHITCOMB, MITCHELL & SHERIDAN, LLP

Certified Public Accountants

2600 Maitland Center Parkway, Suite 330	541 S. Orlando Avenue, Suite 300
Maitland, Florida 32751	Maitland, Florida 32751
Phone: (407) 875-2760	Phone: (407) 839-3330
Fax: (407) 875-2762	Fax: (407) 839-3660

Thomas R. Tschopp, CPA	Michael R. Schafer, CPA
Tom V. Whitcomb, CPA	Joseph P. Mitchell, CPA
	Stephen J. Sheridan, CPA
	Daniel M. Hinson, CPA

Independent Auditors' Report

Board of Directors and Stockholder
Maitland Securities, Inc.

We have audited the accompanying statement of financial condition of Maitland Securities, Inc. as of December 31, 2008 and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above, presents fairly, in all material respects, the financial position of Maitland Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule 1, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 15c3-1 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schafer, Tschopp, Whitcomb, Mitchell & Sheridan, LLP

January 21, 2009
Maitland, Florida

MAITLAND SECURITIES, INC.

Statement of Financial Condition

December 31, 2008

Assets

Current assets:		
Cash	$	6,891
Total current assets		6,891

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable	$	-
Commitment (note 3)		
Stockholders' equity:		
Common stock - $0.01 par value 10,000 shares		
authorized issued and outstanding		100
Additional paid-in capital		10,400
Retained earnings		(3,609)
Total stockholders' equity		6,891
Total liabilities and stockholders' equity	$	6,891

See accompanying notes to financial statements.

MAITLAND SECURITIES, INC.

Statement of Operations

Year ended December 31, 2008

Trail commission, mutual funds	$	281
Operating expenses:		
General and administrative expenses		4,829
Loss from operations		(4,548)
Other income:		
Interest income		10
Income before income taxes		10
Provision for income taxes		-
Net loss	$	(4,538)

See accompanying notes to financial statements.

MAITLAND SECURITIES, INC.

Statement of Stockholders' Equity

Year ended December 31, 2008

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Number of Shares	Par Value			
Balances at December 31, 2007	10,000	$ 100	5,900	929	6,929
Capital contribution	-	-	4,500	-	4,500
Net loss	-	-	-	(4,538)	(4,538)
Balances at December 31, 2008	10,000	$ 100	10,400	(3,609)	6,891

See accompanying notes to financial statements.

MAITLAND SECURITIES, INC.

Statement of Cash Flows

Year ended December 31, 2008

Cash flows from operating activities:		
Net loss	$	(4,538)
Net cash provided by operating activities		(4,538)
Cash flows from financing activities:		
Capital contribution		4,500
Net cash used in financing activities		4,500
Decrease in cash		(38)
Cash at beginning of year		6,929
Cash at end of year	$	6,891

See accompanying notes to financial statements.

December 31, 2008

(1) **Organization and Description of Business**

Maitland Securities, Inc. (Company) was incorporated on July 14, 2003 under the laws of the State of Florida. The Company was formed to engage principally in the brokerage, investment advisory and venture capital business.

(2) **Summary of Significant Accounting Policies**

(a) **Cash and Cash Equivalents**

For purposes of reporting cash flows, the Company considers all cash on hand, in banks, including accounts in book overdraft positions, certificates of deposit and other highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash and cash equivalents.

Cash overdraft positions may occur from time to time due to the timing of making bank deposits and releasing checks, in accordance with the Company's cash management policies.

(b) **Income Taxes**

The Company uses the asset and liability method of accounting for income taxes. At December 31, 2008, the deferred tax asset and deferred tax liability accounts, as recorded when material to the financial statements, are entirely the result of temporary differences. Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes.

Income tax expense differed from the amount computed by applying the U.S. federal income tax rate of 34% to income from operations before income taxes primarily as a result of changes in the valuation allowance.

(c) **Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MAITLAND SECURITIES, INC.

Notes to Financial Statements

December 31, 2008

(3) **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $6,891 which was $1,891 in excess of its required net capital of $5,000. The Company had no aggregate indebtedness at December 31, 2008, therefore the ratio of aggregate indebtedness to net capital was 0%.

MAITLAND SECURITIES, INC.
Net Capital Computation
Pursuant to SEC Rule 15c3-1
as of December 31, 2008

Total assets	$ 6,891
Deduct total liabilities	-
Ownership equity	6,891
Add subordinated liabilities	-
Total capital and subordinated liabilities	6,891
Deduct total nonallowable assets	-
Net capital before haircuts	6,891
Haircuts on securities	-
Net capital *	6,891
Deduct net capital requirement	(5,000)
Excess net capital	$ 1,891
Aggregate indebtedness	$ -
Ratio aggregate indebtedness to net capital	0%

* There is no difference between the computation of Net Capital under Rule 15c3-1 and the corresponding unaudited FOCUS, Part 11A.